Exhibit 22

List of Guarantor Subsidiaries

The 5.875% Senior Notes due 2024, 7.75% Senior Notes due 2026, 7.375% Senior Notes due 2028 and 5.125% Senior Notes due 2029 issued by DISH DBS Corporation (incorporated in Colorado) are jointly and severally guaranteed on a full and unconditional basis by the following 100% owned subsidiaries of DISH DBS Corporation as of March 31, 2025:

Entity	Jurisdiction of Incorporation or Organization
DISH Network L.L.C.	Colorado
DISH Operating L.L.C. (1)	Colorado
Echosphere L.L.C.	Colorado
DISH Network Service L.L.C.	Colorado
DISH Broadcasting Corporation (1)	Colorado
DISH Technologies L.L.C. (1)	Colorado

(1)	This is a wholly-owned subsidiary of DISH Network L.L.C.